Writer’s Direct Number:	(425) 313-8203
Fax:	(425) 313-6593

February 8, 2010

BY UPS OVERNIGHT MAIL AND FACSIMILE

H. Christopher Owings

Assistant Director

United States Securities and Exchange Commission

Mail Stop 3561

Washington, D.C. 20549

Re:	Costco Wholesale Corp. — Form 10-K for the Fiscal Year Ended August 30, 2009, filed October 16, 2009, and Definitive Proxy Statement on Schedule 14A, filed December 18, 2009 — File No. 000-20355

Dear Mr. Owings:

In response to your letter of January 21, please see the discussion below, which corresponds to the numbered paragraphs in your letter.

Form 10-K for the Fiscal Year Ended August 30, 2009

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 20

1.

Please expand this section to discuss known material trends and uncertainties that will have, or are reasonably likely to have, a material impact on your revenues or income or result in your liquidity decreasing or increasing in any material way. We note, for example, on page 27 you state your net income decreased $0.42 per diluted share in 2009 versus 2008. You attribute $0.27 of this decrease to issues involving foreign currencies ($0.19), litigation ($0.05) and insurance ($0.03), but do not discuss the remaining $0.15 per diluted share decrease. Please provide additional analysis concerning the quality and variability

H. Christopher Owings, Assistant Director

United States Securities and Exchange Commission

February 8, 2010

of your earnings and cash flows so that investors can ascertain the likelihood or the extent past performance is indicative of future performance. Please discuss whether you expect levels to remain at this level or to increase or decrease. Also, you should consider discussing the impact of any changes on your earnings. Further, please discuss in reasonable detail: economic or industry-wide factors relevant to your company, material opportunities, challenges, and risk in the short and long term and actions you are taking to address them. Refer to Item 303 of Regulation S-K and SEC Release No. 33-8350.

Response:

We acknowledge the importance of providing meaningful Item 7 MD&A Overview disclosures in our annual and quarterly reports, including a discussion of material trends and uncertainties as well as economic or industry-wide factors relevant to our Company, and material opportunities, challenges and risks and actions we are taking to address them. In our future Form 10-Q and 10-K filings, we will expand our disclosure to further address these items. For example, subject to potential intervening changes in the business, we will include disclosure in substantially the following form in the MD&A Overview section of our next Form 10-Q filing:

Proposed disclosure (new text underlined):

We believe that the most important driver of increasing profitability is sales growth, particularly comparable sales growth. Comparable sales growth is achieved through a combination of increasing the frequency with which our members shop and the amounts they spend on each visit. Sales comparisons can also be particularly influenced by two factors that are beyond our control, including fluctuations in currency exchange rates (with respect to the consolidation of the results of our international operations) and changes in the cost of gasoline and associated competitive conditions (primarily impacting domestic operations). The higher our comparable sales not associated with currency fluctuations the more we can leverage certain of our selling, general and

H. Christopher Owings, Assistant Director

United States Securities and Exchange Commission

February 8, 2010

administrative expenses, reducing them as a percentage of sales and enhancing profitability. Generating comparable sales growth is foremost a question of making available to our members the right merchandise at the right prices, a skill that we believe the Company has repeatedly demonstrated over the long term. Another substantial factor in sales growth is the health of the economies in which we do business, especially the United States. Adverse economic conditions negatively impacted spending by our customers during 2009, and we expect that negative impact to continue in 2010. Sales growth and our gross margin are also impacted by our competition, which is vigorous and widespread, including other warehouse clubs, discount, department, drug, variety and specialty stores, and supermarkets, as well as internet retailers. While we cannot control or reliably predict general economic health or changes in competition, we believe that we have been successful historically in adapting our business to these changes, such as through adjustments to our pricing and to our merchandise mix, including increasing the penetration of our private label items. Our philosophy is not to focus in the short term on maximizing prices that our members can be charged but to maintain what we believe is a perception among our members of our “pricing authority” – consistently providing the most competitive values. This may cause us, for example, at certain times to absorb increases in merchandise costs rather than immediately passing them along to our members.

Our financial performance also depends heavily on our ability to control costs. While we believe that we have achieved successes in this area historically, some significant costs are partially outside our control, most particularly health care expenses. With respect to expenses relating to the compensation of our employees, our philosophy is not to seek to minimize the wages and benefits that they earn. Rather, we believe that achieving our longer-term objectives of reducing turnover and enhancing employee satisfaction requires maintaining compensation levels that are better than the industry average for much of

H. Christopher Owings, Assistant Director

United States Securities and Exchange Commission

February 8, 2010

our workforce. This may cause us, for example, to absorb costs that other employers might seek to pass through to their workforces. Because our business is operated on very low margins, modest changes in various items in the income statement, particularly gross margin and selling, general and administrative expenses, can have substantial impacts on net income.

We also achieve growth by opening new warehouses and relocating existing warehouses to larger facilities. As our warehouse base grows and available and desirable potential sites become more difficult to secure, square footage growth becomes a comparatively less substantial component of growth, but the negative aspects of such growth (including lower initial operating profitability relative to existing warehouses and cannibalization of sales at existing warehouse when openings occur in existing markets) are ameliorated. Our rate of square footage growth is higher in foreign markets, due to the smaller base in those markets, and we expect that to continue.

With respect to our net income discussion in Part II, Item 7, page 27 of our Form 10-K, our discussion in this section itself focused on the more significant unusual items that accounted for the decrease in net income compared to the prior year. The remaining $0.15 per diluted share decrease is the result of a combination of other factors, such as sales, membership fees, gross margin, and selling, general and administrative expenses, that are discussed in detail in the preceding sections of the MD&A disclosure. In future filings, we will expand our net income disclosure to clarify these points and, when applicable, provide additional analysis to assist investors in ascertaining the likelihood or extent past performance is indicative of future performance.

Using the net income disclosure from the Form 10-K (p. 27) as an example, we would revise the disclosure as follows (new text underlined):

H. Christopher Owings, Assistant Director

United States Securities and Exchange Commission

February 8, 2010

Net Income

2009 vs. 2008

Net income for 2009 decreased to $1,086, or $2.47 per diluted share, from $1,283, or $2.89 per diluted share, during 2008, representing a 15% decrease in diluted net income per share. As previously discussed, foreign currencies, particularly in Canada, the United Kingdom and Korea, weakened against the U.S. dollar, which negatively impacted net income for 2009 by approximately $83 after-tax, or $0.19 per diluted share. Additionally, net income for 2009 was negatively impacted by a $34 pre-tax charge, or approximately $0.05 per diluted share, related to a proposed litigation settlement concerning our membership renewal policy, as well as a $23 pre-tax charge, or approximately $0.03 per diluted share, for an adjustment to the net realizable value of the cash surrender value of employee life insurance contracts. Other factors, discussed in detail above (including sales, membership fees, gross margin, and selling, general and administrative expenses), contributed to the decrease in net income, most particularly the decline in sales. A substantial decline in share repurchase activity also impacted the decline in earnings per share. Net income for 2009 was positively impacted by a $32 pre-tax, or $0.05 per diluted share, benefit due to the reversal of the LIFO reserve established in 2008.

Notes to Consolidated Financial Statements, page 50

Note 1 – Summary of Significant Accounting Policies

Property and Equipment, page 52

2.

We note the estimated useful lives of your buildings ranges from 5-50 years. In this regard, explain to us the reason for such a wide range. In addition, clarify the nature of the building structures that fall within the low end of the

H. Christopher Owings, Assistant Director

United States Securities and Exchange Commission

February 8, 2010

range and explain to us why their estimated useful lives are reasonable.

Response:

In general, we assign estimated useful lives to our building assets using a componentization method, rather than assigning a single life to the building as a whole. Each building has approximately 25 different asset categories, such as flooring, restrooms, roofing, masonry, external metal building structure, HVAC systems and parking lot assets. Each category is assigned a useful life based on the shorter of the estimated useful life of that category or the remaining lease term. Those categories assigned a useful life of five years generally include carpeting and flooring (other than the concrete slab), which are replaced more frequently and which generally represent a very small percentage of the total value of the building and improvements.

Proposed disclosure: (new text underlined)

Property and Equipment

Property and equipment are stated at cost. In general, new building additions are separated into components, each with its own estimated useful life. Depreciation and amortization expenses are computed using the straight-line method. Interest costs incurred on property during the construction period are capitalized. Estimated useful lives by major asset category are as follows:

Years

Buildings	5 – 50

Equipment and fixtures	3 – 10

Leasehold improvements	Shorter of useful life or lease term

Land improvements	15

Software acquisition and development	3 – 6

H. Christopher Owings, Assistant Director

United States Securities and Exchange Commission

February 8, 2010

Revenue Recognition, page 56

3.	We note you offer free technical support services and extended warranties on electronic products. In this regard, tell us and disclose how you account for these separate deliverables. Refer to EITF 00-21 and FASB ASC 605-25. Also, advise us whether you offer similar extended warranties for other products such as tires and batteries, etc. If so, tell us and disclose your accounting policy for each of these programs. In your response, tell us and disclose whether you are the primary obligor and how you recognize the revenues and the related costs. To the extent that you are the primary obligor and that these programs are material to your financial statements, we believe you should disclose how you estimate the warranty obligations including the key assumptions behind the estimates in your critical accounting policies section MD&A. Refer to SEC Release No. 33-8350.

Response:

The free technical support services are primarily phone assistance related to product set-up and use, and are performed by a third-party service provider. We do not view this service as a separate unit of accounting under EITF 00-21 (FASB ASC 605-25), primarily because the amount of separate revenue that one might theoretically separate for this item is insignificant; total costs were approximately $20 million in fiscal 2009. These costs are expensed as incurred and included in merchandise costs in our Consolidated Statements of Income, which totaled over $62 billion in fiscal 2009.

Unlike many retailers, the Company does not separately sell “extended warranties” on merchandise it carries. Costco provides a twelve-month warranty following the typical manufacturer’s twelve-month warranty. The costs related to Costco’s warranty are accrued at the time of sale as a warranty obligation under FAS 5: Accounting for Contingencies (FASB ASC 450-20 and 460-10). We view these costs as an obligation incurred in connection with the sale of certain electronics items that may require further performance. The warranty repair work is performed by

H. Christopher Owings, Assistant Director

United States Securities and Exchange Commission

February 8, 2010

third-party service providers. The accrual is based on our historical experience related to the number of repair incidents and the average repair cost. The estimated warranty cost has averaged approximately $7 million annually over the last two years. The warranty accrual at the end of fiscal 2009 was approximately $11 million. The above items were not disclosed in our consolidated financial statements due to their immateriality.

We do not offer a similar warranty program for the vast majority of items that we sell. Based upon the Company’s policy of member satisfaction, however, we generally accept returns of merchandise. We have a 90-day returns policy on certain electronics items. Our battery and tire warranties relate to the age of the item upon a return. Batteries are generally sold with a one to three-year life, meaning that any battery returned within the related time frame (warranty period) will receive a full refund, while batteries returned after the warranty period will receive a pro-rated return value in relation to its stated life. Tires are sold with a road hazard warranty, which will refund the member a pro-rated value based on tread usage and/or months used, assuming the member meets the conditions of the warranty. These adjustments concerning batteries and tires are included in the sales returns reserve taken at the time of sale.

4.	We note your policy of recognizing membership fees ratably over the one-year membership period. However, we also noted from your company website that it is your policy to refund membership fees in full at any time. In this regard, expand your disclosures to clarify your cancellation and refund policy for membership fees. In addition, explain to us why it is appropriate under GAAP to recognize membership fees ratably over the membership period given the full refund policy. Refer to SAB Topic 13.A.4.

Response:

It is our policy to refund membership fees in full upon request. We believe it is appropriate under SAB Topic 13.A.4 to recognize membership fees ratably over the

H. Christopher Owings, Assistant Director

United States Securities and Exchange Commission

February 8, 2010

membership period, as the criteria specified under that topic are all met:

•	the estimate of cancellations and refunds are made for a large pool of homogeneous items (i.e., one-year memberships);

•	reliable estimates of cancellations and refunds can be made on a timely basis;

•	there is sufficient specific historical basis upon which to estimate the refunds, and we believe that such historical experience is predictive of future events; and

•	the amount of the membership fees is fixed at the outset of the arrangement.

We also note that membership refunds historically have averaged only approximately 1% of membership income. In the interest of providing additional clarity for investors, however, we intend to include disclosure in substantially the following form in describing our policy concerning recognition of membership fees: (new text underlined)

Membership fee revenue represents annual membership fees paid by substantially all of the Company’s members. The Company accounts for membership fee revenue, net of estimated refunds, on a deferred basis, whereby revenue is recognized ratably over the one-year membership period.

5.	We note you partnered with American Express in offering the co-branded Costco True Earnings Cash Rebate Card for purchases made at Costco and elsewhere. In this regard, tell us and disclose the nature of your business relationship or agreement, if any, with American Express and your accounting for the arrangement.

Response:

We have an agreement with the American Express Company (AMEX) to provide co-branded consumer and small business card products. Costco and AMEX have agreed to a basic merchant fee on transactions, to issue co-branded cards, to joint promotional efforts, and to various other pay-for-performance incentives.

H. Christopher Owings, Assistant Director

United States Securities and Exchange Commission

February 8, 2010

We account for this contract following the guidance in EITF 02-16, “Accounting by a Customer for Certain Consideration Received from a Vendor” (ASC 605-50), which established criteria to determine the proper presentation and recognition of consideration received from a vendor. After considering this criteria, certain rebates and incentives are recorded as a reduction to Selling, General and Administrative expense in our Consolidated Statements of Income (offsetting specific incremental expenses incurred by the Company) and others are accounted for as revenue and included in net sales in those statements.

The cash rebate earned by our members from use of the co-branded TrueEarnings Card is paid by AMEX. We accept the rebate certificates as a form of payment from our members and receive reimbursement from AMEX for certificates redeemed.

Note 5-Leases, page 72

6.	We note you classified a majority of your leases as operating leases and that their lease terms would expire through 2049. Please explain to us how you determined that their classification as operating leases were appropriate in light of the long lease terms. Reference is made to paragraph 7 of SFAS 13 and FASB ASC 840-10-25.

Response:

We determine the classification of leases at inception following the criteria of paragraph 7 of SFAS 13 (FASB ASC 840-10-25). At the end of fiscal 2009, we operated 527 locations world-wide, 112 of which were leased. Of these leased locations, 75 were land-only leases (Costco leases the land, but owns the building), leaving only 37 locations where both the land and building were leased. In the case of a land-only lease, we follow the criteria of paragraph 25 of SFAS 13 (FASB ASC 840-10-25), which states that if land is the sole item of property leased, and there is either a bargain purchase option, or transfer of ownership, the lease is classified as a capital lease, otherwise, an operating lease.

H. Christopher Owings, Assistant Director

United States Securities and Exchange Commission

February 8, 2010

Your question specifically referenced leases with a longer term. Our leases that have a longer term in general are land-only leases and do not contain either a bargain purchase option or result in the transfer of ownership. Therefore, the classification as operating leases is appropriate.

Exhibit 31.1 Certifications

7.	Please ensure that your certifications appear exactly as set forth in Item 601(b)(31) of Regulation S-K. For example, we note that you added “annual” to paragraphs two and three, and deleted parenthetical phrases from paragraphs 4(d) and 5.

Response:

The Company will ensure that our certifications appear exactly as set forth in Item 601(b) (31) of Regulation S-K in our future filings.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 10

8.	Please expand your compensation discussion to address the requirements of Item 402(b) of Regulation S-K. For example, you should discuss the objectives of your compensation program, what your compensation program is designed to reward, why you choose to pay each element of your plan and how each element of compensation fits into your overall compensation plan.

H. Christopher Owings, Assistant Director

United States Securities and Exchange Commission

February 8, 2010

Response:

We believe that the Compensation Discussion and Analysis taken as a whole substantially covered these issues. Nevertheless, in future disclosures, to the extent consistent with programs as they exist at the time of filing, we will consolidate and supplement this discussion and analysis to further clarify: (i) the objectives of the compensation program; (ii) what the compensation program is designed to reward; (iii) why we choose to pay each element of the program; and (iv) how each element of compensation fits into our overall compensation plan.

(i) Objectives of the Compensation Program. We have described the objectives of the compensation program in different portions of the CD&A, along with the achievements of the program, such as historic contributions to the financial and competitive success of the Company that we also consider objectives. For example, on page 10 of the proxy statement under Compensation Philosophy and Objectives, we described the objectives of the program:

“Our compensation programs are designed to motivate all our executives and employees to continue to feel part of the Company and to participate in the growth of our business. Historically the Company believes it has been very successful in attracting and retaining quality employees, achieving low turnover in our executive, staff and warehouse management ranks. In addition, in the judgment of the Compensation Committee (the “Committee”), the Company’s compensation programs have historically contributed to the financial and competitive success of the Company. Accordingly, the Committee believes that it has been desirable to continue compensation programs that have been persistent features at the Company for a number of years.”

On page 12 of the proxy statement we described the objectives of the performance-based RSU program:

“The Board of Directors approved the switch to RSU awards because it believed that the awards aligned the interests of employee-grantees and shareholders. In addition, it is believed that the five-year vesting

H. Christopher Owings, Assistant Director

United States Securities and Exchange Commission

February 8, 2010

requirement helps to foster motivation on the part of employees to improve the operations of the Company over the longer term.”

Also, on page 15 of the proxy statement, we further described the objectives of the compensation program:

“The value of the compensation payable to the Named Executive Officers is significantly tied to the Company’s performance and the return to its stockholders. The Committee believes that its compensation programs will allow the Company to continue to attract and retain a top-performing management team.”

(ii) What the Compensation Program is designed to reward. To further describe what the compensation program is designed to reward, we will, to the extent consistent with programs as they exist at the time of future filings, provide additional analysis along the following lines:

“In addition to current cash compensation and perquisites, these features combine a mix of incentives that are intended to create rewards for shorter (12 months) and longer-term performance (five years and beyond). Shorter-term incentives come primarily from the initial award of RSUs for executive officers being subject to achievement of at least one one-year performance metric and, to a significantly lesser extent, discretionary cash bonuses that are subject to a mix of one-year performance metrics. Longer-term incentives come primarily from the vesting over five years of RSU awards, share ownership requirements for executive officers, and vesting elements in certain benefit plans (deferred compensation). The RSUs are the dominant feature of compensation, which the Committee believes is a key element for attaining alignment between the interests of executives and the interests of the Company and its shareholders, particularly sustained appreciation in the price of common stock.”

(iii) Why We Choose to Pay Each Element of Compensation. We believe the analysis of why we choose to pay each

H. Christopher Owings, Assistant Director

United States Securities and Exchange Commission

February 8, 2010

element of compensation is adequately described under Element of Compensation on page 11 of the proxy statement:

“The following discussion generally applies to compensation for all Named Executive Officers. Based largely on historical practices of the Company, the components of our compensation programs are base salary, a discretionary cash-bonus program, equity compensation (since the fourth quarter of fiscal 2006 consisting solely of awards of RSUs), and other benefits (primarily consisting of health plans, a 401(k) plan and a deferred compensation plan) and perquisites. Executive base salaries and cash bonuses are, in the Committee’s view, low compared to the other companies in our peer group, and the Company places great emphasis in the compensation packages for the Named Executive Officers on equity incentive compensation. The Committee did not extensively reevaluate this year whether there is an optimal mix of equity, salary, bonus and other compensation components. Rather, it relied upon the fact that the current structure has been utilized successfully in years past and gave more particular attention to the incremental changes in the components of the mix and the value of the total compensation packages.”

(iv) How Each Element of Compensation Fits Into Our Overall Compensation Plan. We believe that the analysis of how each element of compensation fits into our overall compensation plan is adequately described in the excerpt from page 11 of the proxy statement described above.

9.

We note your discussion on page 14 regarding discretionary cash bonuses paid to your named executive officers other than Messrs. Brotman and Sinegal. You state that “roughly 50% of the bonus potential was not achieved due to the Company’s failure to attain its internal net income target”, and that eligibility for the remainder of the cash bonus was based on goals relevant to the executive officer’s area of responsibility. It does not appear that you provided a quantitative discussion of the terms of these targets and goals. If you omitted this information because you believe it would result in competitive harm, please tell us your reasons. Please also discuss how

H. Christopher Owings, Assistant Director

United States Securities and Exchange Commission

February 8, 2010

difficult it will be going forward to achieve the target and goal levels or other factors. Please refer to Instruction 4 to Item 402(b) of Regulation S-K, and Compliance and Disclosure Interpretation, Regulation S-K, Question 118.04 available on our website at http://www.sec.gov/divisions/corpfin/cfguidance.shtml.

Response:

The Company believes that disclosure of the terms of the specified targets and goals associated with the discretionary cash bonus program for named executive officers other than Messrs. Brotman and Sinegal is not required under Item 402(b) and Instruction 4 to Item 402(b) of Regulation S-K or the guidance in Compliance and Disclosure Interpretation, Regulation S-K, Question 118.04, because the specified performance levels are not material, either in the context of the Company’s executive compensation policies or decisions or otherwise.1 As detailed below, no single performance goal of the multiple goals that inform the bonus program (over 25 separate metrics among the five named executive officers who participate in the program) is material to an understanding of the Company’s compensation policies or decisions.

I understand that an omitted fact is generally considered to be “material” for purposes of the federal securities laws if “there is a substantial likelihood that a

[1]

Instruction 1 to Item 402(b) of Regulation S-K states that the purpose of CD&A is “to provide investors material information that is necessary to an understanding of the registrant’s compensation policies regarding the named executive officers (emphasis added).” Instruction 3 to Item 402(b) of Regulation S-K requires disclosure of current or future year’s performance targets “to the extent that the targets are material to an understanding of named executive officer compensation for the last fiscal year (emphasis added).” Similarly, the answer to Question 118.04 of the Staff’s Compliance & Disclosure Interpretations of Regulation S-K states that: “A company should begin its analysis of whether it is required to disclose performance targets by addressing the threshold question of materiality in the context of the company’s executive compensation policies or decisions. If performance targets are not material in this context, the company is not required to disclose the performance targets (emphasis added).”

H. Christopher Owings, Assistant Director

United States Securities and Exchange Commission

February 8, 2010

reasonable shareholder would consider it important.” TSC Indus., Inc. v. Northway, Inc., 426 U.S. 438, 439 (1976); Securities Exchange Commission Staff Accounting Bulletin No. 99. I note that in my experience securities analysts and shareholders have not requested disclosure of the target levels of performance established in connection with the Company’s annual bonus program. I also understand that an omitted fact is, moreover, generally considered to be “material” only if there was “a substantial likelihood that the disclosure of the omitted fact would have been viewed by the reasonable investor as having significantly altered the ‘total mix’ of information made available.” Basic, Inc. v. Levinson, 485 U. S. 224, 231 (1988) (quoting TSC Indus., 426 U.S. at 449). Thus, the multiple targets for the cash bonus program must be viewed in the context of the Company’s executive compensation policies and decisions, the types and amounts of compensation received by the executive officers in question, and the discretionary aspects of the bonus program.

The Company does not view cash bonuses as a significant part of its overall executive compensation program. The proxy statement (on page 11) states that the executive compensation program emphasizes equity compensation (in view of relatively low salaries and cash bonuses compared to its peer companies). Accordingly, the amount of the cash bonuses is small relative to total cash compensation and total compensation. There are five executive officers covered in the compensation tables for whom the metrics in question are directly pertinent. Using total compensation values from the summary compensation table for fiscal 2009, the percentages of bonus paid to total compensation were: DiCerchio 1.7%; Galanti 1.1%; Jelinek 1.1%; Portera 1%; and Zook 1.2%.2 Year-over-year changes in the total amount of cash bonuses have also been small. For the three years reflected in the table, the greatest difference between the highest and lowest amounts awarded to an individual officer

[2]

The absolute amount of the bonuses could be larger in a year when the Company also achieves the income target, but it is likely that achieving that target would occur in the context of increased equity values. But even a doubling of these percentages would not indicate that the bonuses represent a material portion of total compensation.

H. Christopher Owings, Assistant Director

United States Securities and Exchange Commission

February 8, 2010

is less than $17,000, and in most cases the difference is significantly less.

Even if the total bonus amounts could be deemed material, none of the individual subcomponents that inform the amount of the cash bonuses is material, because no single metric would account for more than half of the bonus potential and most account for only around 10%. As disclosed on page 14 of the proxy statement, the cash bonus amounts are a function of at least five different categories of metrics. In addition to an internal income target, which accounts for roughly 50% of the bonus potential, the bonus for fiscal year 2009 was determined “based on goals relevant to the executive officer’s area of responsibility: for those whose responsibilities are operational, the goals related to sales, controllable expenses, inventory shrinkage, and pretax profit in their areas of responsibility; for those whose responsibilities are primarily buying, the goals related to sales, gross margin, inventory shrinkage, and inventory turns in their areas of responsibility; for those whose responsibilities combine operational and buying functions, the goals related to a combination of those described above; and for those whose responsibilities are staff functions, the goals related to a combination of Company-wide operational and buying goals, in addition to qualitative factors relevant to their areas of responsibilities.”

In addition to the small portion each individual subcomponent plays in the overall bonus program, the lower-value metrics are not uniform across the entire population of executive officers covered by the tables. Thus, requiring disclosure of all the quantitative metrics would give shareholders clutter rather than clarity. The “company half” (half, that is, if the maximum amount of the component is awarded) of the bonus is based upon a company income target, which alone among the metrics is the same for all the officers in question. Beyond that, there is a great variation among the metrics applied, for two primary reasons: for those with responsibilities across the entire Company geographically (DiCerchio, Galanti, and Jelinek), metrics are company wide; for those with geographically focused responsibilities, the metrics are regionally based (Portera, based on one data set for Canada and another for

H. Christopher Owings, Assistant Director

United States Securities and Exchange Commission

February 8, 2010

the Eastern United States, and Zook, based on a data set for part of the United States). In addition, some officers are governed primarily by operational metrics, while the remainder have metrics that are department focused. And there is a solely qualitative element of the bonus for each executive that has no associated metrics. Thus, apart from the Company income target and the non-quantitative component, there are a more than twenty different metrics that can influence the cash bonuses for these five officers, the most significant of which accounted for no more than $12,950 in fiscal 2009. Clearly, no one of these can be deemed material to an investor’s understanding of the Company’s compensation policies and decisions.

Further evidence of the immateriality of any individual metric of the cash bonus plan is the discretionary nature of the program. As noted on page 14 of the proxy statement, the cash bonus payments are “discretionary” and are reported as such in the bonus column of the Summary Compensation Table. The discretion exists at two levels. Mr. Sinegal, the CEO, makes the initial determination as to the amount of the cash bonuses he wishes to recommend to the Compensation Committee of the Board of Directors. The Compensation Committee maintains discretion to vary from Mr. Sinegal’s recommendation, although it rarely exercises that discretion. Mr. Sinegal determines the recommended amount of the cash bonuses after a discretionary and subjective evaluation of company and executive officer performance in specified areas identified at the beginning of the fiscal year. He is not bound to recommend the payment any specific amount based on achievement of any pre-established formulas. For example, as noted there was an income target in fiscal 2009 that was not met. Mr. Sinegal nevertheless had the discretion to recommend to the Compensation Committee the full amount of the potential cash bonus associated with this target (known as the Company half), to award some fraction (not necessarily in proportionate fashion), or none at all. He chose in this particular year to award none at all. In addition, as noted above a substantial component of the cash bonuses lacks any quantitative framework.

Based on the foregoing, we believe that it is appropriate for the Company to refrain from including the specified

H. Christopher Owings, Assistant Director

United States Securities and Exchange Commission

February 8, 2010

targets for each of the different metrics that comprise the bonus program.

Form 10-Q for the Quarterly Period Ended November 22, 2009

10.	Please comply with the above comments in your future quarterly filings to the extent applicable.

Response:

We will comply with the above comment in our future quarterly filings to the extent applicable.

As you requested, we acknowledge that: the Company is responsible for the adequacy and accuracy of the disclosures in the filing; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me if you have any questions or further comments.

Sincerely,

COSTCO WHOLESALE

Richard Galanti
Executive Vice President and Chief Financial Officer